Exhibit 99.1

Prophecy Discovers Multiple Vanadium Surface Mineralization At Gibellini

Vancouver, British Columbia, March 26, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce vanadium assay results from its Fall 2018 exploration reconnaissance program on its Gibellini vanadium project, located in Eureka County, Nevada, USA. The 155 assays are taken from three prospective exploration areas all within 5km to existing Gibellini vanadium NI43-101 compliant resource pit outline whereat 49.9 million lbs measured and 81.5 million lbs indicated vanadium resource have already been identified (see Company’s press release dated May 29th, 2018).

Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5; V2O5 currently trades at approximately $16/lb.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth Prospect, and Big Sky Prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

“From a geological perspective, the rocks at all three of these prospects have the same visual hallmarks as what we see in the oxidized and transition zones at Gibellini Hill deposit which are amenable to heap leach recovery” states Danniel Oosterman, Prophecy’s VP Exploration.

“Assay results demonstrate extensive vanadium mineralization with nearly half of the samples well above the cut-off grades adopted at Gibellini. This confirms that any occurrence of the Woodruff Formation in this region is prospective from an exploration standpoint.”

Detailed maps are available at www.prophecydev.com

BIG SKY PROSPECT (300m by 50m)

The Big Sky prospect occurs 3.1 km southwest of the Gibellini Hill measured and indicated resource and 1.8 km southwest of Louie Hill inferred resource (NI-43-101 compliant; see Company’s news release dated May 29th, 2018). A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occur along a 300 meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in Table 1.

Table 1. V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

MIDDLE EARTH PROSPECT (200m by 70m)

The Middle Earth prospect occurs 1.7 km southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in Table 2.

Table 2. V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

NORTHEAST TRENCH PROSPECT (500m by 300m)

The Northeast Trench prospect occurs 1.2 km northeast of the Gibellini Hill deposit and 2.5 km northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in Table 2.

Table 3. V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

John Lee, Prophecy’s Chairman states, “We are excited at not only in developing Gibellini to become America’s first primary vanadium mine, but also expanding Gibellini into a large district vanadium discovery. Our permitting efforts are well underway, and further project milestones will be announced throughout 2019.”

Gibellini is considered a highly strategic deposit given that;

1.
In December 2017, the U.S. Geological Survey listed vanadium as one of 23 critical mineral resources of the United States; yet there is not a primary vanadium producing mine currently in the country;

2.
Gibellini is the only known primary vanadium deposit in the US that is under going permitting progress, the project’s annual production profile of 9.75 million lbs of V2O5 outlined in the independent preliminary economic assessment (see news release dated May 29, 2018) is sufficient to supply United States current annual vanadium consumption requirement.

Qualified Persons and QA/QC

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101. Samples were prepared at analyzed at ALS Limited labs in Elko, Nevada, USA where they were dried, crushed, split and pulverized and then shipped to the ALS lab in Vancouver, Canada, where they were assayed (minimum 30 g) using the ME-ICP61a (Conventional ICP-AES) analytical package.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“John Lee”
Chairman

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iv) the estimated amount of future production, both produced and metal recovered; and (vi) life of mine estimates and estimates of operating costs and total costs, cash flow, net present value and economic returns including internal rate of return estimates from an operating mine constructed at the project.  All forward-looking statements are based on Prophecy’s or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of vanadium mineralization at the project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, that although well-known and proven on other commodity types like copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that project environmental approval and permitting will be forthcoming from county, state and federal authorities.  The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property.  Although the Company’s management and its consultants consider these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.  Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein.  The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on Prophecy’s or its consultant’s forward-looking statements.  Prophecy or its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct.  In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Prophecy or its consultants undertake no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.